

07001627

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-3641



RECEIVED
FEB 2 6 2007
156
WASH, D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17872 Gillette Ave, Floor 3
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Williams 206.500-4834
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

925 Fourth Ave., Suite 3300	Seattle,	Washington	98104
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

WM FINANCIAL SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, David M. Williams, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of WM Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CFO and Treasurer

Title



Notary Public


Notary Public
State of Washington
EMILY DARDEN BERKEY
My Appointment Expires Mar 8, 2008


State of Washington
County of King
Signed and sworn to (or affirmed) before me on
02/23/2007 by David M Williams
Notary Public

WM Financial Services, Inc. and Subsidiary

(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

(SEC ID No. 8-03641)

Consolidated Financial Statements as of and for the Year Ended December 31, 2006, Consolidated Supplemental Schedule as of December 31, 2006, Independent Auditors' Report, and Independent Auditors' Supplemental Report on Internal Control (Filed Pursuant to Rule 17a-5(e)(3) as a Public Document)

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
WM Financial Services, Inc.
Seattle, Washington

We have audited the following consolidated financial statements of WM Financial Services, Inc., and Subsidiary (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Consolidated Statement of Financial Condition	3
Consolidated Statement of Income	4
Consolidated Statement of Cash Flows	5
Consolidated Statement of Changes in Stockholder's Equity	6

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WM Financial Services, Inc., and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of Consolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Company as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 22, 2007

WM FINANCIAL SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 78,647,793
RECEIVABLES:	
Clearing organization—net	4,942,302
Annuity carriers	4,984,139
Total receivables	9,926,441
FURNITURE, FIXTURES, EQUIPMENT, AND CAPITALIZED SOFTWARE, At cost, less accumulated depreciation and amortization of $25,502,971	1,981,118
GOODWILL	24,967,838
DEFERRED TAX ASSET—net	842,900
OTHER ASSETS	19,947,277
TOTAL	$ 136,313,367

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates—net	$ 20,381,852
Accounts payable and accrued expenses	14,093,112
Accrued salaries and related benefits	9,623,387
Income taxes payable to WMI	15,908,359
Total liabilities	60,006,710
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—authorized, 10,000 shares; issued and outstanding, 1,524 shares	15,240
Additional paid-in capital	51,085,186
Retained earnings	25,206,231
Total stockholder's equity	76,306,657
TOTAL	$ 136,313,367

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$239,003,391
Other income	7,738,477
Interest	3,287,280
Total revenues	250,029,148
EXPENSES:	
Compensation, related benefits, and payroll taxes	143,060,551
Office and equipment	17,958,986
General and administrative	15,822,501
Clearing charges	12,656,336
Information processing and communication	11,723,173
Allocated services	6,467,840
Professional services and outside contractors	3,487,244
Marketing	2,984,935
Other taxes, licenses, and regulatory fees	2,560,501
Total expenses	216,722,067
INCOME BEFORE PROVISION FOR INCOME TAXES	33,307,081
INCOME TAXES	14,232,518
NET INCOME	$ 19,074,563

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 19,074,563
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	722,527
Deferred tax benefit	(8,770,397)
Changes in operating assets and liabilities that relate to operations:	
Receivable from clearing organization	(3,929,462)
Receivable from annuity carriers	886,028
Other assets	387,448
Payable to affiliates—net	640,588
Accounts payable and accrued expenses	6,147,276
Accrued salaries and related benefits	(548,115)
Income taxes payable to WMI—net	14,547,818
Net cash provided by operating activities	29,158,274
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of equipment and capitalized software—net of retirements	(161,278)
CASH FLOWS FROM FINANCING ACTIVITIES—Dividends paid to parent	(20,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,996,996
CASH AND CASH EQUIVALENTS:	
Beginning of year	69,650,797
End of year	$ 78,647,793
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for income taxes	$ 8,242,359

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2006	$ 15,240	$ 51,085,186	$ 26,131,668	$ 77,232,094
Net income			19,074,563	19,074,563
Dividends to parent			(20,000,000)	(20,000,000)
BALANCE—December 31, 2006	$ 15,240	$ 51,085,186	$ 25,206,231	$ 76,306,657

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—WM Financial Services, Inc. ("WMFS") is an introducing securities broker/dealer registered under the Securities and Exchange Act of 1934 and is a member firm of the NASD and the Securities Investor Protection Corporation. WMFS is a wholly owned indirect subsidiary of Washington Mutual Bank ("WMB"), a wholly owned indirect subsidiary of Washington Mutual, Inc. ("WMI").

WMFS promptly transmits all customer funds received in connection with transactions and does not receive or hold any other customer funds or securities. Annuities sold by subscription are processed through WMFS. All other transactions of WMFS, including those involving mutual funds and fixed income transactions on an agency basis, are cleared through another broker/dealer on a fully disclosed basis.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of WMFS and its wholly owned subsidiary, WMFS Insurance Services, Inc., which sells insurance products in the state of California (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation—The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company has used significant estimates in determining reported reserves for annuity commission cancellations, litigation, goodwill, and deferred taxes.

Accounting for Securities Transactions—The Company's revenues consist primarily of commissions earned from customer transactions in debt and equity securities, mutual funds, and insurance annuities. Commissions on customer transactions are recorded on a trade-date basis. Commissions received for annuity sales may be refunded to the insurance underwriter on a prorated basis if the customer cancels the policy within 24 months of purchase, depending on the internal policy of each insurance underwriter. The Company maintains an adequate reserve for estimated annuity commission cancellations. The total reserve at December 31, 2006, was $2,829,660, recorded in accounts payable and accrued expenses. The Company also receives certain revenue sharing from mutual funds and annuity carriers, which are recorded in other income.

Capitalization of Software Costs—Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project. Capitalized costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable.

Depreciation and Amortization—Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level annually or more frequently if the presence of certain circumstances indicates that impairment may have occurred. The Company performs an impairment assessment in the third quarter of each year or more frequently if circumstances necessitate. During the third quarter of 2006, the Company performed its annual impairment test and concluded there was no impairment to the book value of the Company's goodwill.

Federal and State Taxes on Income—The Company's consolidated results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the applicable enacted tax laws and rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not to be realized.

Recently Issued Accounting Standards—In February 2006, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 155 *Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.* This statement amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to simplify and achieve more consistency in the accounting for certain financial instruments. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided the entire instrument is accounted for on a fair value basis and establishes a requirement to evaluate interests in securitized financial assets to separately identify interests that are freestanding derivatives from those that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after December 31, 2006. The Company does not expect the application of SFAS No. 155 to have a significant effect on the Consolidated Statement of Income and the Consolidated Statement of Financial Condition.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* FIN 48 requires that a tax benefit be recognized only if it is "more likely than not" of being realized, based solely on its technical merits, as of the reporting date. A tax position that meets the more-likely-than-not criterion shall be measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the application of FIN 48 to have a significant effect on the Consolidated Statement of Income and the Consolidated Statement of Financial Condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 prescribes a definition of the term "fair value," establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted as of January 1, 2007. The Company does not expect the application of SFAS No. 157 to have a significant effect on the Consolidated Statement of Income and the Consolidated Statement of Financial Condition.

2. CASH AND CASH EQUIVALENTS

The Company considers amounts due from banks and all highly liquid investments with an initial maturity of three months or less to be cash equivalents. As of December 31, 2006, cash and cash equivalents consist of the following:

Cash	$ 4,552,280
Money market fund	74,095,513
	$78,647,793

3. RECEIVABLE FROM CLEARING ORGANIZATION

The net receivable from clearing organizations consists of commissions, 12b-1 distribution fees, net investment gains/losses from fixed income transactions on an agency basis, less transaction and processing charges.

4. INCOME TAXES

Income taxes consist of the following:

Current:	
Federal	$16,767,992
State	6,234,923
	23,002,915
Deferred:	
Federal	(6,194,279)
State	(2,576,118)
	(8,770,397)
Income tax expense	$14,232,518

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes and other permanent differences arising from certain expenses that are not deductible for income tax purposes.

The tax effects of temporary differences that gave rise to the net deferred tax liability were as follows:

Deferred tax assets:	
State taxes	$ 6,089,326
Contingent liabilities	$ 4,268,460
Accrued liabilities	1,617,258
Other	9,192
Total deferred tax assets	11,984,236
Deferred tax liabilities:	
Pension and related items	8,483,422
State taxes	3,055,535
Fixed assets	(397,621)
Total deferred tax liabilities	11,141,336
Net deferred tax asset	$ 842,900

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers; these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, including imposing trade limits, and reviewing information it receives from its clearing broker on a daily basis and reserving for unsecured or partially secured accounts when necessary.

6. FURNITURE, FIXTURES, EQUIPMENT, AND CAPITALIZED SOFTWARE

Furniture, fixtures, equipment, and capitalized software consist of the following:

Capitalized software	$ 20,856,269
Computer and communication equipment	4,926,926
Furniture, fixtures, and office equipment	1,700,894
Accumulated depreciation and amortization	(25,502,971)
	$ 1,981,118

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various inquiries, investigations, and proceedings by the Securities and Exchange Commission ("SEC"), the NASD, and other state and local regulatory agencies relating to certain practices in the securities industry. Some of these inquiries, investigations, and proceedings may result in adverse judgments, penalties, and fines. The Company has reserved amounts included in accounts payable and accrued expenses based on available information and settlement discussions. However, in view of the inherent difficulty of predicting the outcome of such matters, particularly in matters which the regulators seek substantial or indeterminate damages, the Company cannot predict what the eventual outcome will be. The Company believes, based on current available information, the resolution of these matters will not have a material adverse effect on the consolidated financial condition of the Company, but may be material to the Company's consolidated operating results or cash flows for any particular period.

8. TRANSACTIONS WITH AFFILIATES

In addition to its relationship to WMI and WMB, the Company is affiliated with Washington Mutual Bank, fsb ("WMBfsb") through common ownership and management.

Self-Directed IRA Accounts—The Company services WMB's self-directed Individual Retirement Account ("IRA") accounts in accordance with the Self-Directed IRA Administration and Plan Use Agreement between WMB and the Company, whereby WMB acts as trustee of the accounts and the Company as the agent. In 2006, the Company paid WMB a custodial and administration fee of $3,386,395 and received agency fees of $3,327,496. The net amount is recorded in the Company's consolidated financial statements as payable to affiliates.

The Company's employees participate in the following three stock-based compensation plans sponsored by WMI:

WAMU Shares Stock Option Plan—From time to time, the WMI Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares." Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI common stock on the designated dates, and all options vest one to three years after the award date and expire five to ten years from the award date. To the extent these options are exercised, the Company records the tax benefit to be received by WMI through an intercompany account.

2003 Equity Incentive Plan—In February 2003, the WMI Board of Directors adopted the 2003 Equity Incentive Plan ("2003 EIP"). On April 15, 2003, the WMI shareholders approved the adoption of the 2003 EIP, which replaced the 1994 Stock Option Plan ("1994 Plan") and the Equity Incentive Plan. Under the 2003 EIP, all of the employees, officers, directors and certain consultants, agents, advisors, and independent contractors are eligible to receive awards. Awards which may be granted under the 2003 EIP include stock options, stock appreciation rights, restricted stock and stock units, performance shares and performance units, and other stock or cash-based awards. The 2003 EIP is generally similar to the 1994 Plan and the Equity Incentive Plan, and does not affect the terms of any option granted under the 1994 Plan or stock or shares awarded under the Equity Incentive Plan.

Under the 2003 EIP, the exercise price of the option must at least equal the fair market value of WMI common stock on the date of the grant. The options generally vest on a graded schedule over one to three years, depending on the terms of the grant, and expire ten years from the grant date.

Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. Unearned compensation is amortized as compensation expense over the restricted period. Restricted stock and stock units accrue or pay dividends. All canceled or forfeited shares become available for future grants.

Employee Stock Purchase Plan—Under the terms of the Company's Employee Stock Purchase Plan ("ESPP"), an employee is allowed to purchase WMI common stock at a 5% discount from the fair market value of the common stock at the end of the quarterly offering period without paying brokerage fees or commissions on purchases. WMI pays for the program's administrative expenses. The plan is open to all employees who are at least eighteen years old and work at least twenty hours per week and completed three months of service with the Company. Participation is through payroll deductions with a maximum annual contribution of 10% of each employee's eligible cash compensation. Under the ESPP, dividends may be automatically reinvested at the discretion of the participant.

The expense recorded in compensation, related benefits, and payroll taxes, in the accompanying consolidated statement of income relating to the plans described above was $3,704,767.

The Company's employees participate in the following four employee benefit plans sponsored by WMI:

Pension Plan—WMI maintains a noncontributory cash balance defined benefit pension plan, which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to contribute funds on a current basis to the extent the amounts are sufficient to meet funding requirements as set forth in employee benefit and tax laws plus such additional amounts WMI determines to be appropriate. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on eligible employees' salaries.

WaMu Savings Plan—WMI sponsors a defined contribution plan for all eligible employees of the Company that allows participants to make contributions by salary deduction equal to 75% or less of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions and the Company's matching contributions vest immediately.

Postretirement Benefit Plan—WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, costs are allocated to the Company by WMI based on estimated employee benefits.

Supplemental Employee Retirement Plan—WMI sponsors supplemental employee and executive retirement plans for the benefit of certain highly compensated employees of the Company, which are designed to supplement the benefits that are accrued under the pension plan.

The expense recorded in compensation, related benefits, and payroll taxes, in the accompanying consolidated statement of income relating to the plans described above, was $5,634,418.

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. The Company transacts with affiliates for the following services:

Office Sublease—The Company subleases space in branch offices and other administrative locations from WMB and WMBfsb. Rent expense is based on a cost-sharing methodology and is allocated monthly. Related expense of $16,087,133 is recorded in the Company's Consolidated Statement of Income as Office and equipment.

Allocated Services—The Company, WMB, and WMI are parties to the Administrative Services Contract ("Services Contract"), dated September 8, 1998, as amended, by and between WMB and WMI. In accordance with the Services Contract, WMI provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs are allocated from WMI to the Company. Related expense of $6,467,840 is recorded in the Company's Consolidated Statement of Income as Administrative services.

Technology Services—WMI provides technology services in the areas surrounding, but not limited to, desktop services, network access, and platform services based on allocated rates. The monthly technology service costs are allocated from WMI to the Company. Related expense of $9,743,674 is recorded in the Company's Consolidated Statement of Income as Information processing and communication.

Payable to Affiliates, net—The payable to affiliates is settled on a monthly basis and is primarily related to payroll expenses payable to WMB as paying agent for the Company and other allocated charges. Additionally, Payable to Affiliates includes rent amounts for certain locations payable to other affiliates. As of December 31, 2006, the balance consists of the following:

Payable to WMB, net	$20,083,102
Payable to WMI	279,254
Payable to other affiliates	19,496
	$20,381,852

Mutual Funds—During 2006, the Company was affiliated with WM Group of Funds (the "Funds"), a separate proprietary mutual fund family, through certain common officers. This relationship ended with the sale of WM Advisors, Inc. ("WMAI"), asset manager of the Funds, to an independent third party effective December 31, 2006. WMFS earned fees from sales and services provided to the Funds, WMAI, and WM Funds Distributor, Inc. ("WMFD"). The Company received 12b-1 fees through WMFD for the sale of shares of the Funds and received advisor paid fees from WMAI. Included in Commissions are 12b-1 and advisor paid fees in the amount of $24,197,805. Additionally, revenue sharing included in other income paid to the Company from WMFD totaled $1,703,891.

9. DIVIDENDS TO WMB

During 2006, the Board of Directors of the Company approved and paid dividends to WMB, the Company's indirect parent, totaling $20,000,000.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

As of December 31, 2006, the Company was exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items. At December 31, 2006, the Company had net capital of $17,925,266, which was $17,675,266 in excess of its required net capital of $250,000.

12. SUBSEQUENT EVENT

The Board of Directors of the Company approved and paid a dividend to WMB, the Company's indirect parent, in the amount of $11,000,000 in February 2007.

* * * * * *

WM FINANCIAL SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Indirect Subsidiary of Washington Mutual, Inc.)

CONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL:	
Total consolidated stockholder's equity	$76,306,657
Nonallowable assets and other charges:	
Amounts receivable from clearing organization	4,835,375
Amounts receivable from annuity carriers	4,984,139
Furniture, fixtures, and equipment	1,981,118
Goodwill	24,967,838
Deferred tax asset-net	842,900
Other assets	19,267,135
Total nonallowable assets and other charges	56,878,505
NET CAPITAL BEFORE HAIRCUTS	19,428,152
HAIRCUTS ON SECURITIES	1,502,886
NET CAPITAL	$17,925,266
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT—	
Minimum net capital required, the greater of $250,000 or 2% of aggregate debit items	$ 250,000
Excess net capital	$17,675,266

No material differences exist between the above computation and amounts included in WMFS' corresponding unaudited Form X-17a-5 ("Form") filing as of December 31, 2006, as amended on February 21, 2007. A reconciliation of net capital on the originally filed Form and the amended Form is as follows:

Net capital as originally filed	$21,625,107
Adjustment affecting consolidated stockholder's equity	(604,039)
Adjustments affecting nonallowable assets and other charges	(3,095,802)
Net capital as amended	$17,925,266

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

February 22, 2007

WM Financial Services, Inc.
1301 Second Avenue
Seattle, WA 98101

In planning and performing our audit of the consolidated financial statements of WM Financial Services, Inc. and Subsidiary (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of

control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

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